 Exhibit 99.1

For Immediate Release – Calgary, Alberta

TSX, NYSE: BXE

BELLATRIX ANNOUNCES SECOND HALF 2016 CAPITAL BUDGET

CALGARY, ALBERTA (June 17, 2016) – Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX, NYSE: BXE) is pleased to announce a focused second half 2016 capital budget targeting profitable development of the Company’s Spirit River liquids rich natural gas play and investment in strategic infrastructure projects. The board of directors has approved a second half net capital budget of up to $40 million, with funding limited to available cash flow. The second half capital budget is designed to maximize return on investment by balancing the timing and on-stream delivery of value enhancing development projects.

Phased second half development activity planned to maximize return on investment

In response to unsustainably low natural gas prices forecast through the summer and into the fall, Bellatrix has phased its second half 2016 development plans and on-stream delivery of new Spirit River wells to coincide with stronger forecast pricing later in the year. Given the steep contango in the current forward strip, pricing for AECO natural gas in December 2016 of approximately C$2.70/GJ is 55% higher or nearly C$1.00/GJ above current spot pricing. By delaying the on-stream delivery of new flush natural gas production to the latter part of 2016, Bellatrix plans to maximize the rate of return of the second half 2016 capital program. Production volumes are anticipated to wane through the third quarter before regaining a growth trajectory through the fourth quarter. Additionally, the deferral of on-stream activity to late 2016 is expected to position Bellatrix favorably to capitalize on a much stronger natural gas pricing environment in 2017.

The majority of the Company’s second half capital budget is expected to be invested directly in drilling, completion and tie-in activity with approximately 15% of total expenditures invested in facilities and infrastructure, including approximately $5.5 million invested into Phase 2 of the Bellatrix Alder Flats deep-cut gas plant.

Budget & Guidance Summary

Second Half 2016 Guidance
Average daily production (boe/d)
Second Half of 2016 (+/- 500 boe/d)	34,500
December month average (+/- 500 boe/d)	36,500
Average product mix
Crude oil, condensate and NGLs (%)	27%
Natural gas (%)	73%
Net capital spending ($ millions) (1)	$40
Expenses ($/boe)
Production (2)	$8.00

(1) Capital spending includes exploration and development capital projects and corporate assets, and excludes property acquisitions and dispositions.

(2) Operating costs before net processing revenue/fees

Operations update

Bellatrix prudently curtailed drilling activity and reduced its budget in March in response to the unsustainably low commodity price environment. Capital investment for the first half of 2016 remains on plan and within guidance for the revised $40 million budget. In response to the persistently weak natural gas pricing environment experienced during the second quarter, Bellatrix elected to shut in minor natural gas volumes at non-core properties in southern Alberta. Despite this minor impact on volumes, Bellatrix expects first half average production to meet the first half 2016 guidance range of 37,500 to 38,500 boe/d.

Bellatrix maintains an active risk management program designed to reduce the impact of commodity price volatility and provide greater predictability of future cash flow. As at June 17, 2016 the Company has hedged approximately 60% of gross natural gas volumes at an average fixed price of approximately C$2.96/Mcf in the second half of 2016 (based on the midpoint of second half 2016 average production guidance of 34,500 boe/d, 73% natural gas weighted). Additionally Bellatrix has already layered in a base level of risk management protection for 2017, with approximately 35% of gross natural gas volumes hedged at an average fixed price of approximately C$3.37/Mcf.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol BXE.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable securities laws. The use of any of the words “position”, “estimate”, “forecast”, “continue”, “strategy”, “expect”, “plan”, “will”, “elect”, “believe”, “outlook”, “anticipate”, “preserve”, “enhance” and similar expressions are intended to identify forward-looking statements. More particularly and without limitation, this press release contains forward-looking statements concerning management’s assessment of future plans and operations, the Company’s expectations regarding 2016 capital spending, including the timing and amounts thereof, estimates of current and future production rates, production mix, and production expense per boe, intentions to maintain capital spending in the second half of 2016 in line with available cash flow, intentions to maximize return on investment by balancing the timing and on-stream delivery of development projects, and expectations that such projects will be value enhancing, expectations that the Company’s resource development will be profitable, management’s assessment that the Spirit River liquids rich natural gas play is one of the lowest supply natural gas plays in North America, management’s assessment that natural gas pricing will be stronger in the latter part of 2016, management’s expectations that delaying the on-stream delivery of new flush production will maximize the rate of return on the Company’s second half capital program, management’s expectation that production volumes will wane through the third quarter and regain a growth trajectory through the fourth quarter, management’s expectations that natural gas pricing will be stronger in 2017 and that the deferral of on-stream activity will position Bellatrix to favorably capitalize on such stronger pricing, intentions to invest the majority of second half capital in drilling, completion and tie-in activity, management’s expectations that first half average production will meet the first half 2016 guidance range of 37,500 to 38,500 boe/d, and management’s expectations that its risk management program will reduce the impact of commodity price volatility and provide greater predictability of future cash flow.

To the extent that any forward-looking statements contained herein constitute a financial outlook, they were approved by management on the date hereof and are included herein to provide readers with an understanding of the anticipated funds available to Bellatrix to fund its operations and readers are cautioned that the information may not be appropriate for other purposes. Forward-looking statements necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals, actions taken by the Company's lenders that reduce the Company's available credit, the risk that the borrowing base under the Company’s revolving credit facilities (the “Credit Facilities”) is reduced to a level lower than the current amount outstanding and that Bellatrix is unable to repay the portions in excess of such borrowing base when and if required, the risk that Bellatrix is unable to complete acquisitions or dispositions as anticipated, and any inability to access sufficient capital from internal and external sources. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix’s future operations. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct.

In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the continued availability of funds under the Credit Facilities; the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development or exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; the ability to complete acquisition and dispositions as currently anticipated; the ability to obtain the necessary funds through acquisition, disposition or financing activities in order to repay amounts outstanding under the Bellatrix's debt obligations when due; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect Bellatrix’s operations and financial results are included in reports (including, without limitation, under the heading “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2015) on file with Canadian and US securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix’s website (www.bellatrixexploration.com). Furthermore, the forward-looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Barrels of Oil Equivalent

The term barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All boe conversions in this press release are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Hedging

The percent of forecast natural gas volumes hedged during the second half of 2016 is calculated using the mid-point of second half 2016 average production guidance of 34,500 boe/d (73% natural gas weighted). The percentage of natural gas volumes hedged in 2017 is calculated using the mid-point of December 2016 average production guidance of 36,500 boe/d (73% natural gas weighted). Natural gas hedges converted from $/GJ to $/Mcf based on an assumed average corporate heat content of 40.6 Mj/m3. All hedges denominated in Canadian dollars unless otherwise noted.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270

or

Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.

1920, 800 – 5th Avenue SW

Calgary, Alberta, Canada T2P 3T6

Phone: (403) 266-8670

Fax: (403) 264-8163

www.bellatrixexploration.com